SECOND OPERATING AGREEMENT
of Homepro Toolbox

This Agreement, originally entered and into effect January 14, 2022 is hereby amended as of this September 2, 2022 and is entered into by and between Homepro Toolbox, an Arizona Limited Liability Company (the "Company") and Madeleine MacRae of 44 West Monroe Street, Suite 3105, Phoenix, AZ 85003 (Address), hereinafter known as the "Managing Member".

This SECOND Operating Agreement supersedes all prior Agreements and is in full force and effect.

ARTICLE I - ORGANIZATION

1.1. Company Formation. The Company was organized as a limited liability company on January 14, 2022, when the Managing Member filed the Articles of Organization with the Arizona Corporation Commission.

1.2. Business Purpose. The purpose of the Company is to become the market-leading business resource for home improvement professionals by providing proven, realistic, and implementation-focused tools in a digital resource center.

1.3. Principal Place of Business. The Company's principal place of business will be located at 44 West Monroe Street, Suite 3105, City of Phoenix, in the State of Arizona or at such other place of business as the Managing Member deems appropriate.

1.4. Term. The term of the Company shall be perpetual, commencing on the filing of the Articles of Organization of the Company, and continuing until terminated under the provisions set forth herein.

1.5. Registered Agent. The name and location of the registered agent of the Company shall be: Danielle Hughes c/o Divine Asset Mgt, PO Box 5, Lake Hill NY 12448.

ARTICLE II – CAPITAL CONTRIBUTIONS

2.1. Initial Contribution. The Managing Member agrees to make an initial contribution to the Company of $50,000.

2.2. Additional Contributions. The Managing Member or other Members may make but are not required to make additional capital contributions.

ARTICLE III – MANAGEMENT

3.1. Management. The Company is organized as a "member-managed" limited liability company. The affairs of the Company shall be conducted and managed by the Managing Member in accordance with this Agreement and the laws of the State of Arizona. The Managing Member is solely authorized to carry out the Company's affairs without limitation to engage in any financial transactions, enter into contracts, purchase, sell or dispose of the Company's assets, and any other legal acts on behalf of the company not specifically provided in this Agreement.

3.2. Authorized Membership Interests. The Company has TWO classes of authorized common Membership Interests and no series of authorized preferred Membership Interests. The Equity Interest of any Member is subject to dilution upon a subsequent issuance of equity in the Company. The common Membership Interests consist of:

3.2.1. *Class A Common Membership Interests.* The Class A Common Membership Interests consist of all of the voting Membership Interests. The Economic Interests with respect to the Class A Common Membership Interests are as set forth on Schedule A.

3.2.2. *Class B Common Membership Interests.* The Class B Common Membership Interests do not have any voting rights. The Economic Interests with respect to the Class B Common Membership Interests are as set forth on Schedule A. The Company is only authorized to issue additional Class B Common Membership Interests with the consent of the Managers and the Class A Members holding no less than eighty percent (80%) of the Class A Common Membership Interests.

3.3. Indemnification. The Member shall not be liable or responsible for the acts, debts, or obligations of the Company. The Company, its receivers, trustees, successors, assignees and/or transferees shall indemnify, defend and hold the Member harmless from and against any and all liabilities, damages, losses, claims, costs and damages incurred by the Member.

ARTICLE IV – DISTRIBUTIONS AND TAXATION

4.1. Distributions. The distribution of the Company's profits and losses shall be determined by the Managing Member.

4.2. Taxation. The Company, as a multi-member LLC, shall issue K-1 forms each year by the required deadlines to all members in accordance with the provisions of the Internal Revenue Code.

ARTICLE V – DISSOLUTION AND LIQUIDATION

5.1. Dissolution. The Managing Member at any time may determine that the Company shall be dissolved. Upon dissolution, the Company shall cease operating and begin winding up business affairs as soon as practical.

Upon the death of the Managing Member, the Company shall be dissolved. By separate written documentation, the Managing Member shall designate and appoint the individual who will wind down the Company's business and transfer or distribute the Managing Member's Interests as designated by the Managing Member or as may otherwise be required by law.

ARTICLE VI – MISCELLANEOUS

6.1. Rights. This Agreement and the rights and liabilities of the parties hereunder shall be governed by and determined in accordance with the laws of the State of Arizona. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect.

The undersigned hereby agrees, acknowledges, and certifies that the foregoing Agreement has been approved and executed this September 2, 2022.

Managing Member

Madeleine MacRae
Printed Name

DocuSigned by:
Madeleine MacRae
B30054264 71A405...
Signature

SCHEDULE A

Name and Address of Member(s)	Membership Class	Total Common Membership Interests Capital Contribution	Economic Interest	Voting Rights
Madeleine MacRae 44 W Monroe Street Suite 3105 Phoenix, AZ 85003	Class A	$50,000	95%	100%
Morgan Knox 908 Lynne Harbor Ave. Henderson, NV 89002	Class B	$0 Equity received in consideration of business processes and relationships Member is contributing to Company operations	5%	0%

MEMBER SIGNATURES

Member	Signature
Madeleine MacRae	DocuSigned by: Madeleine MacRae B3005426471A405...
Morgan Knox	DocuSigned by: Morgan Knox DC0463A92E8441B...